UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

As previously announced, on September 29, 2023, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”) entered into a securities purchase agreement (the “Public Offering SPA”) to sell an aggregate of 15,000,000 common shares, par value $0.01 (or 1,500,000 common shares, par value $0.1, after the Company’s 10-for-1 share combination of its common shares effective on March 1, 2024 (the “Share Combination”)), at a price of $1.00 per share (or $10.00 per share, after the Share Combination) to certain investors pursuant to the prospectus supplement, dated September 29, 2023, filed with the Securities and Exchange Commission on October 3, 2023 ( the “Public Offering”). On March 13, 2024, the Company entered into an amendment to the Public Offering SPA with such investors to change the per share purchase price from $1.00 to $4.00 and to change the terms of the closing of the Public Offering.

In addition, as previously announced, in a concurrent private placement (the “Concurrent Private Placement”), the Company entered into certain separate securities purchase agreements on September 29, 2023 (collectively, the “Private Placement SPAs,” together with the Public Offering SPA, the “Original SPAs”), in reliance upon Regulation S of the Securities Act of 1933, as amended, to sell to certain other investors an aggregate of 10,000,000 common shares, par value $0.01 (or 1,000,000 common shares, par value $0.1, after the Share Combination) at $1.00 per share (or $10.00 per share, after the Share Combination). On March 13, 2024, the Company entered into an amendment to the Private Placement SPA with such investors to change the per share purchase price from $1.00 to $4.00 and to change the terms of the closing of the Concurrent Private Placement.

The Public Offering and the Concurrent Private Placement closed on March 13, 2024 and the Company received aggregate net proceeds of approximately $9.6 million. The Company intends to use the net proceeds to fund the growth of its business in China or other regions, acquire or invest in technologies, products and/or businesses that it believes will enhance its value as well as for working capital and general corporate purposes.

The foregoing descriptions of the amendments to the Public Offering SPA and the Private Placement SPA are qualified in their entirety by reference to the full texts of such amendments, which forms are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

INCORPORATION BY REFERENCE

This report, including Exhibits 99.1 and 99.2 hereto, shall be deemed to be incorporated by reference into the Registration Statement on Form F-3, as amended (File No. 333-267101) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Form of Amendment No. 1 to the Securities Purchase Agreement by and between the Company and the purchasers listed on the signature pages thereto for the Public Offering
99.2	Form of Amendment No. 1 to the Securities Purchase Agreement by and between the Company and the purchaser listed on the signature pages thereto for the Concurrent Private Placement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Dated: March 19, 2024	By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

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